ACETO CORPORATION

1221 McKinney Street, Suite 3275

Houston, Texas 77010

August 20, 2019

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Aceto Corporation (the “Company”) Request to Withdraw Registration Statement on Form S-3 SEC File No. 333-227896

Ladies and Gentlemen:

Pursuant to Rule 477(a) under the Securities Act of 1933, as amended (the “Securities Act”), the Company hereby requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal, effective as of the date hereof or at the earliest practicable date hereafter, of the Company’s registration statement on Form S-3 (File No. 333-227896), filed with the Commission on October 19, 2018 (such registration statement and all exhibits, collectively, the “Registration Statement”).

In light of the Company and certain of its subsidiaries filing voluntary petitions in the United States Bankruptcy Court for the District of New Jersey seeking relief under chapter 11 of title 11 of the United States Code, the Company requests that the Commission consent to the withdrawal of the Registration Statement. The Company believes that the withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by paragraph (a) of Rule 477 of the Securities Act. Please note that the Registration Statement was not declared effective by the Commission and no securities of the Company were sold pursuant to the Registration Statement.

The Company respectfully requests, in accordance with Rule 457(p) under the Securities Act, that all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the Company’s account for future use.

It is our understanding that this application for withdrawal of the Registration Statement will be deemed granted as of the date that it is filed with the Commission unless, within fifteen days after such date, the Company receives notice from the Commission that this application will not be granted.

If you have any questions regarding this application for withdrawal, please contact me at 713-276-4900 or our outside counsel, Steven E. Siesser of Lowenstein Sander LLP, at 212-204-8688.

Very truly yours,

ACETO CORPORATION

By:	/s/ Steven S. Rogers
Steven S. Rogers
President